NEWS RELEASE

Canarc Reports Results of Annual General Shareholder Meeting

Vancouver, Canada – June 26, 2013 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF) announces the results of its Annual General Meeting of Shareholders (AGM) held yesterday in Vancouver, BC.

Shareholders voted in favour of all items of business, including the setting of the number of directors at three; the election of each director nominee; the implementation of an Advance Notice Policy for the nomination of Directors; the appointment of Smythe Ratcliff LLP as auditors; the authorization of the Board of Directors to fix the auditor’s remuneration for the ensuing year; and the approval of the amended Employee Incentive Stock Option Plan.

At the Board of Directors meeting following the AGM, Bradford Cooke was re-appointed Chair of the Board of Directors and the Disclosure Committee; Bruce Bried was re-appointed Chair of the Audit Committee and Corporate Governance and Nominating Committee; and Leonard Harris was re-appointed Chair of the Compensation Committee. All management nominees were also re-appointed.

The Board also approved the setting of 2,000,000 stock options for directors and employees at $0.08 per share with vesting of the options over a two year period. The Directors also confirmed that the stock options issued in 2012 remain unvested until such time as the Company completes a material transaction.

Bradford Cooke, CEO and Chairman, stated, “I would like to thank William Price for his 8 years of dedicated service to the Board. Bill generously shared his considerable knowledge and experience of the financial markets with Canarc, both as a director since 2005 and as a shareholder since 1995. He has been a wise counsel in the Board-room and we wish him all the best in his retirement.”

Regarding the recent sell-off of precious metals in general and junior mining stocks like Canarc Resource Corp. in particular, Mr. Cooke commented, “With today’s spike down in the gold price, we appear to have completed a round trip to the prices of August 2010 before gold took off, a harsh reminder of how volatile the precious metals have become.”

“But such negative short term sentiment does not in any way invalidate the long term role of gold as the original form of money and store of value rather than as just another commodity. The real question isn’t how low gold will go but how high the US dollar will go. Given that money printing and currency wars continue worldwide, the basic investment thesis for gold remains unchanged.”

“With continuing record government debts and deficits in the USA, Europe and Japan, global investors are starting to recognize that quantitative easing cannot continue at the same pace and the US dollar, equity and bond markets cannot continue climbing. Gold should reasonably resume its role as a hedge against financial crisis, monetary inflation and currency debasement at that time.”

“In this market environment, Canarc management continue to work with shareholder Canford Capital on how best to advance the development of the New Polaris gold mine project, as well as seeking attractive acquisition opportunities in the gold mining sector that can be financed by partners or debt.”

CANARC RESOURCE CORP.

/s/ “Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently seeking to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage, and to acquire its first operating gold mine in North America. Canarc is also focused on finding partners to explore its Windfall Hills gold properties in central BC and the Tay LP gold property in the Yukon Territory.

For More Information - Please contact:

Gregg Wilson, Vice-President (Investor Relations), or Maelle Trevedy, Investor Relations Assistant

Toll Free: 1-877-684-9700

Tel: (604) 685-9700

Fax: (604) 685-9744

Email: info@canarc.net

Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.